

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2022

Maree Robertson
Senior Vice President - Chief Financial Officer
FREEPORT-MCMORAN INC.
333 N. Central Ave.
Phoenix, AZ 85004

> **Re: FREEPORT-MCMORAN INC**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-11307-01**

Dear Ms. Robertson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Miami Smelter, page 24

1. Please state your Miami Smelter anode and El Paso refinery production tonnages as required by Item 1303 (B)(2)(i) of Regulation S-K.

Mineral Reserves, page 34

2. We note your reserves and resources are reported on a 100% basis in both your filing and exhibits. Please revise your filing and exhibits to disclose only that portion of the reserves and resources attributable to your ownership as required by Item 1303 (B)(3)(iii) of Regulation S-K.

Exhibit 96.3, page E-14

3. We note you have included the Cerro Verde map on page 14 and the Grasberg map on

page 59 of your Morenci mine technical report. Please correct these maps in your technical report.

<u>Exhibit 96.1, page E-49</u>

4.   Please explain how the cutoff grade was calculated for your crushed leach reserves.

<u>Exhibit 96.2, page E-49</u>

5.   We note your Grasberg technical report has the mine economics for the Morenci mine on page 49 and the resource summary for the Morenci mine on page 51. Please correct these tables in your technical report.

<u>Exhibits</u>

6.   Please revise your resource and reserve summaries in your exhibits to clarify and distinguish between your breakeven and internal/marginal cutoff grades presented.

7.   Please revise your commodity price forecast and explain with particularity how and when this price was determined with the assumptions underlying the price selection. See Item 601 (B)(96)(iii)(b)(11)(iii) of Regulation S-K.

8.   Please revise your economic analysis to present the cash flow information on an annual basis with additional line items to clarify your presentation. Additional line items would include revenues, royalties, taxes, by-products, etc. See Item 601 (B)(96)(iii)(b)(19)(ii) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ken Schuler, Mine Engineer, at (202) 551 - 3718 or Gus Rodriguez, Accounting Branch Chief, at (202) 551 - 3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation